TransAlta declares dividend

CALGARY, Alberta (October 28, 2010) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.29 per share on common shares payable January 1, 2011 to shareholders of record at the close of business December 1, 2010.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:

Investor inquiries:

Jeff Gaulin

            Jess Nieukerk

VP, Government Relations & Corporate &

Director, Investor Relations

Community Relations

Phone: 1-800-387-3598 in Canada and U.S.

Phone: (403) 267-7543

Phone: (403) 267-3607

Email: jeff_gaulin@transalta.com

Email: investor_relations@transalta.com